UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated December 1, 2025, to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, December 1, 2025

Comisión Nacional de Valores

Re.: Report on relevant information

Conductive proceedings for a merger

Dear Sirs,

I am writing to you in my capacity as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), to inform you that the Board of Directors of the Company and the Board of Directors of Telecom Argentina’s controlled company TELEDIFUSORA SAN MIGUEL ARCANGEL S.A. (“TSMA”), in meetings held today, approved the initiation of the process of corporate reorganization by which Telecom Argentina (as absorbing company) will incorporate by merger TSMA (as absorbed company), effective January 1st, 2026, the date from which the operations of TSMA will be considered to be carried out by Telecom Argentina.

Additionally, it has been entrusted the timely preparation of the Consolidated Special Merger Financial Situation Statement of Telecom Argentina and TSMA as of December 31, 2025, based on the Individual Special Merger Financial Situation Statement of Telecom Argentina and the Special Merger Economic Situation Statement of TSMA to be prepared as of the same date.

Sincerely,

Telecom Argentina S.A.

/s/Andrea V. Cerdán
Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	December 1, 2025	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations